15045350

UNITED STATES
ECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING
RECEIVED
FEB 13 2015
WASH., D.C.
201 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~[illegible]~~

8- 67435

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Alternative Investment Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson, Suite 1320A
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Baer (312) 264-4343
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Baer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alternative Investment Services, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Official Seal
Denise Poling
Notary Public State of Illinois
My Commission Expires 08/16/2015

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alternative Investment Services, LLC
December 31, 2014

Financial Report

Rehmann Lawrence & Pancknere

Certified Public Accountants

Alternative Investment Services, LLC
December 31, 2014

Financial Report

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Alternative Investment Services, LLC

We have audited the accompanying financial statements of Alternative Investment Services, LLC, which comprise the statement of financial condition as of December 31, 2014 and 2013, and the related statements of income, changes in member's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Alternative Investment Services, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting.

Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Alternative Investment Services, LLC as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules titled Computation of Net Capital, Computation for Determination of Reserve Requirements, and Information for Possession or Control Requirements have been subjected to audit procedures performed in conjunction with the audit of Alternative Investment Services, LLC's financial statements. The supplemental information is the responsibility of Alternative Investment Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the

underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kehlenbrink, Lawrence and Pauckner

Kehlenbrink, Lawrence and Pauckner
Indianapolis, Indiana
February 6, 2015

Alternative Investment Services, LLC

Statement of Financial Condition

	December 31, 2014	December 31, 2013
Assets		
Cash and cash equivalents	$ 53,386	$ 53,823
Prepaid expense	1,781	1,829
Receivable from related party	-	4,579
Total Assets	$ 55,167	$ 60,231
Liabilities and Member's Equity		
Liabilities		
Payable to related parties	$ 1,781	$ 450
Accrued expenses	5,000	5,250
Total liabilities	6,781	5,700
Member's Equity	48,386	54,531
Total Liabilities and Member's Equity	$ 55,167	$ 60,231

The accompanying notes are an integral part of the financial statements.

Alternative Investment Services, LLC

Statement of Income

	Years Ended December 31, 2014	Years Ended December 31, 2013
Revenues		
Distribution fee income	$ 12,176	$ 60,297
Dividends	5	5
Total revenues	12,181	60,302
Operating Expenses		
Commission expense	7,663	38,959
Professional fees	5,000	5,500
Employee Expense	1,634	5,247
Travel	-	825
Regulatory and compliance	2,855	1,750
Miscellaneous	1,174	923
Total operating expenses	18,326	53,204
Net Income	$ (6,145)	$ 7,098

The accompanying notes are an integral part of the financial statements.

Alternative Investment Services, LLC

Statement of Changes in Member's Equity

	December 31, 2014	December 31, 2013
Balance at the beginning of the period	$ 54,531	$ 47,433
Net income	(6,145)	7,098
Member withdrawals	-	
Balance at the end of the period	$ 48,386	$ 54,531

The accompanying notes are an integral part of the financial statements.

Alternative Investment Services, LLC

Statement of Cash Flows

	Years Ended	
	December 31, 2014	December 31, 2013
Operating Activities		
Net income	(6,145)	7,098
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities		
Prepaid expenses	48	(1,768)
Payable to/receivable from related parties	5,910	(5,467)
Accounts payable and accrued expenses	(250)	250
Net Cash Provided in Operating Activities	(437)	113
Financing Activities		
Member withdrawals		
Net Cash Used in Financing Activities	-	-
Increase (Decrease) in Cash and Cash Equivalents	(437)	113
Cash and Cash Equivalents at Beginning of Year	53,823	53,710
Cash and Cash Equivalents at End of Year	53,386	53,823

The accompanying notes are an integral part of the financial statements.

Alternative Investment Services, LLC

Notes To Financial Statements
December 31, 2014

Note 1 – Significant Accounting Policies

Description of Business
Alternative Investment Services, LLC is registered as a broker-dealer with the Securities and Exchange Commission. As a securities broker-dealer, the Company is engaged in general brokerage and financial service activities. As of April 1, 2014, the Company is an inactive entity. The Company will continue in existence until December 21, 2043, unless dissolved before then.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method
The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income.

Statement of Cash Flows
Cash and cash equivalents consist of a money market account. The Company does not pay income taxes. The Company did not pay any interest costs in 2014 or in 2013.

Income Taxes
The Company has elected under the Internal Revenue Code, to be taxed as a partnership. Accordingly, the member rather than the Company, will be taxed on income. Therefore, no provision or liability for income taxes has been included in these financial statements. Tax years prior to 2010 are no longer subject to tax examinations.

Note 2 - Concentrations of Credit Risk

The balance in cash and cash equivalents is a money market account which is not insured against loss.

All of the distribution fee income came from transactions related to one family of funds.

Note 3 – Related Party Transactions

As of January 1, 2010, the Company is a fully owned subsidiary of Price Holdings, Inc. Price Asset Management (PAM) Uhlmann Price Securities, LLC (UPS) and Price Futures Group (PFG) are also fully owned subsidiaries of Price Holdings, Inc. All of the Company's revenues resulted from fee sharing arrangements with PAM. These revenues are collected by UPS and then paid to the Company periodically. Receipts collected on behalf of the Company by UPS were $4,519 and $21,342 in 2014 and in 2013, respectively. UPS and PFG pay most of the Company's costs of operation. These costs are regularly reimbursed by the Company. Costs reimbursed totaled $3,416 and $9,686 in 2014 and in 2013, respectively.

The Company owed UPS $1,781 as of December 31, 2014 and UPS owed the Company $4,579 as of December 31, 2013. The Company owed PFG $0 and $450 as of December 31, 2014 and 2013 respectively.

Note 4 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $5,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2014, the Company had net capital of $45,537, which was $40,537 in excess of its required net capital of $5,000. The percentage of aggregate indebtedness to net capital was 14.9%.

Note 5 - Control Requirements

There are no amounts, as of December 31, 2014, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(1) and thus is exempt from the provisions of Rule 15c3-3.

Note 6 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2014 unaudited Focus report and this report.

Alternative Investment Services, LLC

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2014

Net Capital		
Member's equity	$	48,386
Less: Nonallowable assets		1,781
Net capital before haircuts on security positions		46,605
Haircuts on securities		1,068
Net capital	$	45,537
Aggregate Indebtedness	$	6,781
Net capital required based on aggregate indebtedness	$	452
Computation of Basic Net Capital Requirement		
Minimum net capital required (Based on minimum dollar requirement)	$	5,000
Excess Net Capital	$	40,537
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$	39,537
Percentage of Aggregate Indebtedness to Net Capital		14.9%

Alternative Investment Services, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2014

The SEC rules related to the Computation for Determination of Reserve Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(1).

Alternative Investment Services, LLC

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2014

The SEC rules related to the Possession or Control Requirements are not applicable because the broker-dealer is exempt under SEC Rule 15c3-3(k)(1).

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Alternative Investment Services, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Alternative Investment Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Alternative Investment Services, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: under paragraph (k)(1) (the "exemption provisions") and (2) Alternative Investment Services, LLC stated that Alternative Investment Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Alternative Investment Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Alternative Investment Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
February 6, 2015

Alternative Investment Services, L.L.C.
141 West Jackson Blvd., Suite 1340A
Chicago, IL 60604

EXEMPTION REPORT

To Whom It May Concern,

To the best knowledge and belief of Alternative Investment Services, L.L.C. (the "Company"), the Company claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(1) for the fiscal year ended December 31, 2014. This sub paragraph states:

(k) EXEMPTIONS

(1) The provisions of this rule shall not be applicable to a broker or dealer who limits its activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities to customers.

The Company met the identified exemption provision throughout the most recent fiscal year without exception.

James Baer
President
Alternative Investment Services, L.L.C.